Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero
Partner
jcorriero@stradley.com
215.564.8528

VIA EDGAR

March 18, 2025

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen S&P 500 Dynamic Overwrite Fund
File Numbers: 333- 281040; 811-21809

Dear Mr. Bellacicco:

This letter responds to the supplemental comment you provided via telephone on March 13, 2025, regarding the draft first pre-effective amendment shelf offering registration statement on Form N-2/A (the “Registration Statement”), with respect to the Nuveen S&P 500 Dynamic Overwrite Fund (the “Registrant” or the “Fund”). For convenience, your comment is repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Prospectus

Investment Management and Sub-Advisory Agreements – Average Daily Managed Assets

1.	Comment: We note that footnote (1) to the “Average Daily Managed Assets” table states that “net assets attributable to any preferred shares the Fund may issue and the principal amount of borrowings, if any” are included in the breakpoint schedule. Please confirm that the costs associated with offering expenses, including any preferred shared offering expenses, are reflected in the Summary of Fund Expenses fee table.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

Christopher R. Bellacicco

March 18, 2025

Response: The Registrant has reviewed footnote (1) to the “Average Daily Managed Assets” table and confirms that footnote (1) is not applicable for this Fund and was included in error in the draft provided for your review. The Registrant further notes that as a non-fundamental policy of the Fund, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, to the extent that the Registrant’s Board of Trustees eliminates this non-fundamental policy in the future and the Fund issues preferred shares, the Registrant confirms that any applicable interest expenses and preferred offering costs will be included in the “Interest and Other Related Expenses” line item of the fee table.

* * * * * *

We believe that this information responds to your comment. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures
Copies (w/encl.) to

M. Winget
E. Fess
E. Purple
S. Lachine